
07007939

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BD 9/5

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46896

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phillips & Company Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 SW Fifth Avenue, Suite 2100
(No. and Street)

Portland	Oregon	97201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Smith (503) 224-0858
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

805 SW Broadway, Suite 1200	Portland	Oregon	97205
(Address)	(City)	(State)	(Zip Code)

PROCESSED
SEP 0 6 2007
THOMSON
FINANCIAL


SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 9 2007
WASH, D.C.
160

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, James Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Phillips & Company Securities, Inc., as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer and Chief Operating Officer

Title


OFFICIAL SEAL
JERRI L. GUTIRREZ
NOTARY PUBLIC-OREGON
COMMISSION NO. 379843
MY COMMISSION EXPIRES APR. 19, 2008

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of income	3
Statement of changes in stockholder's equity	4
Statement of cash flows	5
Notes to financial statements	6 – 10
SUPPLEMENTAL INFORMATION	
Schedule I – Computation of net capital under Rule 15c3-1 of the Securities Exchange Commission	11 – 12
Schedule II – Computation for determination of reserve requirements Under Rule 15c3-3 of the Securities Exchange Commission	13
Schedule III – Information relating to possession or control requirements Under Rule 15c3-3 of the Securities Exchange Commission	14
Independent Auditor's Report on Internal Control Required by Securities and Exchange Commission (SEC) Rule 17a5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3	15 – 17

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Phillips & Company Securities, Inc.

We have audited the accompanying statement of financial condition of Phillips & Company Securities, Inc. (the Company) as of June 30, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Portland, Oregon
August 27, 2007

PHILLIPS & COMPANY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2007

ASSETS	
Cash and cash equivalents	$ 424,247
Commissions receivable - clearing broker	81,172
Employee receivables	49,829
Other receivables	30,763
Marketable securities	232,644
Furniture and equipment, net	85,302
Deposit with clearing organization, restricted	50,000
Prepaid expenses and other assets	95,238
TOTAL ASSETS	$ 1,049,195
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable	$ 132,275
Accrued compensation	469,351
Total liabilities	601,626
COMMITMENTS AND CONTINGENCIES (Note 5)	
STOCKHOLDER'S EQUITY	
Common stock – voting, no par value, 1,000,000 shares authorized, 200 shares issued and outstanding	50,000
Additional contributed capital	140,225
Retained earnings	257,344
Total stockholder's equity	447,569
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,049,195

See accompanying notes.

PHILLIPS & COMPANY SECURITIES, INC.
STATEMENT OF INCOME
YEAR ENDED JUNE 30, 2007

REVENUES	
Commissions	$ 5,729,691
Fee based revenue	2,095,586
Other	471,371
Total income	8,296,648
EXPENSES	
Compensation and benefits	5,933,266
Clearing and floor brokerage charges	382,310
Occupancy and equipment costs	251,970
Travel	111,665
News and quotes service	103,212
Communications	79,918
Business licenses and taxes	74,575
Interest	893
Other operating expenses	852,318
Total expenses	7,790,127
NET INCOME	$ 506,521

See accompanying notes.

PHILLIPS & COMPANY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED JUNE 30, 2007

	Common Stock		Additional Contributed	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
BALANCE, June 30, 2006	200	$ 50,000	$ 140,225	$ 292,702	$ 482,927
Dividends paid	-	-	-	(541,879)	(541,879)
Net income	-	-	-	506,521	506,521
BALANCE, June 30, 2007	200	$ 50,000	$ 140,225	$ 257,344	$ 447,569

See accompanying notes.

PHILLIPS & COMPANY SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 506,521
Adjustments to reconcile net income to net cash from operating activities:	
Gain on change in fair value of marketable securities	(10,473)
Loss on disposal of furniture and equipment	5,405
Depreciation expense	42,070
Net proceeds on sales and purchases of marketable securities	23,157
Change in cash due to changes in certain assets and liabilities:	
Commissions receivable – clearing brokers	(24,621)
Commissions receivable – other	(11,214)
Prepaid expenses and other assets	(42,434)
Accounts payable	(8,125)
Accrued compensation	80,147
Net cash from operating activities	560,433
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(27,862)
Net cash from investing activities	(27,862)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends paid	(541,879)
Net cash from financing activities	(541,879)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(9,308)
CASH AND CASH EQUIVALENTS, beginning of year	433,555
CASH AND CASH EQUIVALENTS, end of year	$ 424,247
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid for interest during the year	$ 893

See accompanying notes.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Phillips & Company Securities, Inc. (the Company) is an Oregon Corporation and a registered broker-dealer in securities pursuant to the Securities Exchange Act of 1934, as amended, and a member of the National Association of Securities Dealers, Inc. The Company is engaged primarily in brokerage and investment advisory services and clears all transactions with and for customers on a fully-disclosed basis with Pershing LLC, its clearing broker-dealer. Customers are located throughout the United States. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

Basis of presentation and revenue recognition – The Company is engaged in a single line of business as a securities dealer, which comprises several classes of services including securities transactions and investment advisory services. Securities transactions (and related revenue and expense) are recorded on a trade date basis. Investment advisory fees are recorded monthly when earned. All other transactions are recorded by the accrual method of accounting.

Use of estimates – The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates. Significant estimates for the Company pertain to the determination of an appropriate allowance for doubtful accounts.

Cash and cash equivalents – Cash and cash equivalents include cash on hand, cash on deposit with banks, cash in brokerage accounts and money market funds. For purposes of the statement of cash flows, the Company considers cash equivalents to be short-term investments with a maturity of three months or less. The Company occasionally maintains cash balances within banks that are in excess of federally insured limits.

Commission revenue and expense – Commission revenues and related clearing expenses are recorded on a trade-date basis after securities transactions have occurred. Asset management fees are recognized quarterly as earned, based upon the terms of the underlying investment advisory contracts. Commissions receivable represent amounts due to the Company from the clearing broker. Commissions receivable are recorded net of related expenses.

Allowance for doubtful accounts – The majority of transactions in client accounts are based on trades using funds already in the accounts or under terms of margin agreements and are considered fully collectible. Rarely, the clearinghouse will charge the Company for certain fees that could not be collected from the Company's clients. It is the Company's policy to pass these charges on to the appropriate broker. Accordingly, no allowance for doubtful accounts is considered necessary.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Marketable securities – The Company classifies all securities owned as trading securities. Securities are carried at fair market value, with changes in value reflected in the results of operations.

Furniture and equipment – Furniture and equipment are recorded at cost when acquired by the Company. Depreciation is computed using the straight-line method over estimated useful lives of the underlying assets, ranging from three to five years. Depreciation expense for the year ended June 30, 2007 was $42,070. Maintenance and repair costs are charged to operations when incurred. Upon disposal of furniture and equipment, the accounts are relieved of related costs and accumulated depreciation, with the gain or loss reflected in operations.

Restricted clearing deposits – The Company is required by its clearinghouse to maintain a fixed amount in a clearing account. The Company has granted the clearinghouse a security interest in this account. The clearinghouse may access the account for any fees the Company owes to the clearinghouse but has not paid. Interest earned on the account is paid monthly to the Company.

Advertising – Advertising costs are charged to operations when incurred. Advertising and promotional expenses were $7,053 for the year ended June 30, 2007.

Income taxes – The Company has elected S Corporation status under the Internal Revenue Code. Under this provision, taxable income is generally taxed to the stockholder. While specific taxes still apply to an S Corporation, none of those taxes were applicable during the year ended June 30, 2007. Accordingly, no income tax expense or deferred income taxes are reflected in these financial statements.

NOTE 2 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital; requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2007, the Company had net capital of $133,145, which was $83,145 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 4.52 to 1 at June 30, 2007.

NOTE 3 – MARKETABLE SECURITIES

Marketable securities are held at market value and consist of the following at June 30, 2007:

Common equity securities	$ 166,376
Mutual funds	66,268
	$ 232,644

NOTE 4 – FURNITURE AND EQUIPMENT

The following summarizes furniture, equipment, and accumulated depreciation accounts of the Company as of June 30, 2007:

Furniture	$ 303,689
Equipment	71,829
	375,518
Less accumulated depreciation	(290,216)
Furniture and equipment, net	$ 85,302

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Operating lease commitments - The Company has entered into non-cancelable leases for office space and equipment. Future minimum lease payments under non-cancelable operating leases are as follows:

Year ending: June 30:

2008	$ 243,139
2009	244,957
2010	250,067
2011	243,016
2012	247,086
Thereafter	1,294,645
	$ 2,522,910

Rent expense for the year ended June 30, 2007 was $214,238.

NOTE 5 – COMMITMENTS AND CONTINGENCIES – (continued)

Legal proceedings – From time to time, the Company may become party to legal proceedings, claims and regulatory actions which arise in the ordinary course of its business. Although the ultimate resolution of such matters cannot be predicted with certainty, management does not believe these matters will have a material impact on the Company.

The Company is obligated to settle transactions with brokers and financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on settlement date, generally three business days after trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has established various procedures to reduce this risk, and management does not believe these matters will have a material impact on the Company.

NOTE 6 – RELATED-PARTY TRANSACTIONS

The Company leased equipment under an operating lease from a corporation whose sole owner is the sole stockholder and Chief Executive Officer of the Company. The lease expired in February 2007. Lease expense of $7,200 was paid for the year ending June 30, 2007.

The Company held $49,829 in employee receivables at June 30, 2007, including $13,010 from the Chief Executive Officer.

NOTE 7 – EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution employee benefit plan qualified under section 401(k) of the Internal Revenue Code. The Company makes a matching contribution at the discretion of the Board of Directors annually, and recognized an expense of $43,902 for the year ended June 30, 2007.

NOTE 8 – OFF-BALANCE SHEET CREDIT RISK

The Company introduces all customer transactions in securities traded in U.S. securities markets to another broker-dealer on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by customers or counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

NOTE 8 – OFF-BALANCE SHEET CREDIT RISK – (continued)

The Company's exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customers' or counterparties' ability to satisfy their obligations to the Company. In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate nonperformance by customers and counterparties in the above situation.

SUPPLEMENTAL INFORMATION

PHILLIPS & COMPANY SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION

	June 30,2007
COMPUTATION OF NET CAPITAL	
Total stockholder's equity from statements of financial condition	$ 447,569
Deduct nonallowable assets:	
Commissions receivable, other	(30,763)
Employee receivables	(49,829)
Furniture and equipment, net	(85,302)
Prepaid expenses and other assets	(95,238)
	(261,132)
Net capital before haircuts on securities positions	186,437
Deduct:	
Haircuts on trading and investment securities – other	(46,148)
Haircuts on trading and investment securities – undue concentration	(7,144)
Net capital	$ 133,145
AGGREGATE INDEBTEDNESS	
Total items included in statements of financial condition	$ 601,626
Total aggregate indebtedness	$ 601,626
COMPUTATION OF NET CAPITAL REQUIREMENT	
Net capital requirement based on ratio of aggregated indebtedness: $601,626 x 6.67%	$ 40,128
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 50,000
NET CAPITAL REQUIREMENT	$ 50,000
EXCESS NET CAPITAL AT 1500%	$ 83,145
EXCESS NET CAPITAL AT 1000%	$ 72,982
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	4.52 to 1

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION

The computation of net capital pursuant to SEC Rule 15c3-1 as of June 30, 2007, computed by Phillips & Company Securities, Inc., in its Form X-17A-5, Part IIA, as filed with the NASD, does not differ materially from the above computation, which is based on audited financial statements.

PHILLIPS & COMPANY SECURITIES, INC.

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Phillips & Company Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Phillips & Company Securities, Inc. (the Company) for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 – (continued)

Management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 – (continued)

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Portland, Oregon
August 27, 2007

END